UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Apollo Endosurgery, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03767D 108

(CUSIP Number)

Matthew Crawford

PTV Healthcare Capital

3600 N. Capital of Texas Hwy, Suite B180

Austin, TX 78746

Telephone: (512) 872-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 30, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV Sciences II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by PTV Sciences II, L.P. (“PTV II”), PTV IV, L.P. (“PTV IV”), PTV Special Opportunities I, L.P. (“PTV SO”), Pinto Technology Ventures GP II, L.P. (“PTV GP II”), PTV GP IV, L.P.(“PTV GP IV”), PTV GP SO I, L.P. (“PTV GP SO”), Pinto TV GP Company LLC (“PTV GP Management II”), PTV GP III Management, LLC (“PTV GP Management IV”) and Matthew S. Crawford (“Crawford,” and together with PTV II, PTV IV, PTV SO, PTV GP II, PTV GP IV, PTV GP SO, PTV GP Management II and PTV GP Management IV, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) This percentage is calculated based upon 25,983,847 shares of the Issuer’s common stock outstanding as of January 31, 2021, as reported by the Issuer in the Form 10-Q filed with the SEC on February 25, 2021.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. Pinto Technology Ventures GP II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) This percentage is calculated based upon 25,983,847 shares of the Issuer’s common stock outstanding as of January 31, 2021, as reported by the Issuer in the Form 10-Q filed with the SEC on February 25, 2021.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. Pinto TV GP Company LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) This percentage is calculated based upon 25,983,847 shares of the Issuer’s common stock outstanding as of January 31, 2021, as reported by the Issuer in the Form 10-Q filed with the SEC on February 25, 2021.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) This percentage is calculated based upon 25,983,847 shares of the Issuer’s common stock outstanding as of January 31, 2021, as reported by the Issuer in the Form 10-Q filed with the SEC on February 25, 2021.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV Special Opportunities I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) This percentage is calculated based upon 25,983,847 shares of the Issuer’s common stock outstanding as of January 31, 2021, as reported by the Issuer in the Form 10-Q filed with the SEC on February 25, 2021.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV GP IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) This percentage is calculated based upon 25,983,847 shares of the Issuer’s common stock outstanding as of January 31, 2021, as reported by the Issuer in the Form 10-Q filed with the SEC on February 25, 2021.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV GP SO I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) This percentage is calculated based upon 25,983,847 shares of the Issuer’s common stock outstanding as of January 31, 2021, as reported by the Issuer in the Form 10-Q filed with the SEC on February 25, 2021.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. PTV GP III Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 0.0% (2)
14.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) This percentage is calculated based upon 25,983,847 shares of the Issuer’s common stock outstanding as of January 31, 2021, as reported by the Issuer in the Form 10-Q filed with the SEC on February 25, 2021.

CUSIP No. 03767D 108

1.	Name of Reporting Persons. Matthew S. Crawford
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,355,858 (2)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,355,858 (2)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,355,858 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 5.2% (3)
14.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) Includes 1,221,464 shares of Common Stock held by Longchamp Interests LLC (“Longchamp”). Crawford acts as the sole managing member of Longchamp and is deemed to possess the power to vote and dispose of the shares held by Longchamp.

(3) This percentage is calculated based upon 25,983,847 shares of the Issuer’s common stock outstanding as of January 31, 2021, as reported by the Issuer in the Form 10-Q filed with the SEC on February 25, 2021.

Introductory Note:

This Amendment No. 4 to Schedule 13D (“Amendment No. 4”) is being filed as an amendment to the statement on Schedule 13D relating to the common stock, par value $0.001 per share (the “Common Stock”), of Apollo Endosurgery, Inc. (formerly known as Lpath, Inc.), a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on January 9, 2017, as amended on September 25, 2017, November 15, 2017 and June 18, 2020 (as amended, the “Prior Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meanings ascribed to the terms in the Prior Schedule 13D. The Prior Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Prior Schedule 13D remains in full force and effect.

“Item 3. Source and Amount of Funds or Other Consideration” is hereby amended and supplemented by adding the following paragraphs to the end thereof:

“On October 30, 2020, PTV II transferred 857,964 shares to PTV GP Management IV in satisfaction of $1,501,437 of management fees due to PTV GP Management IV (as approved by the PTV II advisory board), and PTV GP Management IV distributed all such shares to Crawford, its sole member, without consideration. Immediately thereafter, Crawford contributed all such shares to Longchamp Interests LLC in respect of his ownership interest therein.

On February 24, 2021, PTV IV transferred 1,347,565 shares to its partners (including PTV GP IV) without consideration, and immediately thereafter PTV GP IV transferred all of the shares received in such distribution to its partners (including Crawford) without consideration. On February 24, 2021, PTV SO transferred 605,712 shares to its partners (including PTV GP SO) without consideration, and immediately thereafter PTV GP SO transferred all of the shares received in such distribution to its partners (including Crawford) without consideration.”

“Item 5. Interest in Securities of the Issuer” is hereby amended and restated as follows:

“The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons is provided as of February 24, 2021:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (1)
PTV II	0	0	0	0	0	0	0.0%
PTV GP II	0	0	0	0	0	0	0.0%
PTV GP Management II	0	0	0	0	0	0	0.0%
PTV IV	0	0	0	0	0	0	0.0%
PTV SO	0	0	0	0	0	0	0.0%
PTV GP IV	0	0	0	0	0	0	0.0%
PTV GP SO	0	0	0	0	0	0	0.0%
PTV GP Management IV	0	0	0	0	0	0	0.0%
Crawford (2)	1,355,858	1,355,858	0	1,355,858	0	1,355,858	5.2%

(1) This percentage is calculated based upon an estimated 25,983,847 shares of the Issuer’s common stock outstanding as of January 31, 2021, as reported by the Issuer in the Form 10-Q filed with the SEC on February 25, 2021.

(2)	Includes 1,221,464 shares of Common Stock held by Longchamp Interests LLC (“Longchamp”). Crawford acts as the sole managing member of Longchamp and is deemed to possess the power to vote and dispose of the shares held by Longchamp.

The information provided in Item 3 is hereby incorporated by reference.”

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 9, 2021

PTV Sciences II, L.P.

By:	Pinto Technology Ventures GP II, L.P.
Its:	General Partner

By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV IV, L.P.

By:	PTV GP IV, L.P.
Its:	General Partner

By:	PTV GP III Management, LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV Special Opportunities I, L.P.

By:	PTV GP SO I, L.P.
Its:	General Partner

By:	PTV GP III Management, LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

Pinto Technology Ventures GP II, L.P.

By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV GP IV, L.P.

By:	PTV GP III Management, LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV GP SO I, L.P.

By:	PTV GP III Management, LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

Pinto TV GP Company LLC

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV GP III Management, LLC

By:	/s/ Matthew S. Crawford
Its:	Manager

/s/ Matthew S. Crawford
Matthew S. Crawford

Exhibit Index

A.        Agreement regarding filing of joint Schedule 13D.

Exhibit A

Joint Filing Statement

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the beneficial ownership by the undersigned of the equity securities of Apollo Endosurgery, Inc. is filed on behalf of each of the undersigned.

Date: March 9, 2021

PTV Sciences II, L.P.

By:	Pinto Technology Ventures GP II, L.P.
Its:	General Partner

By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV IV, L.P.

By:	PTV GP IV, L.P.
Its:	General Partner

By:	PTV GP III Management, LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV Special Opportunities I, L.P.

By:	PTV GP SO I, L.P.
Its:	General Partner

By:	PTV GP III Management, LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

Pinto Technology Ventures GP II, L.P.

By:	Pinto TV GP Company LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV GP IV, L.P.

By:	PTV GP III Management, LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV GP SO I, L.P.

By:	PTV GP III Management, LLC
Its:	General Partner

By:	/s/ Matthew S. Crawford
Its:	Manager

Pinto TV GP Company LLC

By:	/s/ Matthew S. Crawford
Its:	Manager

PTV GP III Management, LLC

By:	/s/ Matthew S. Crawford
Its:	Manager

/s/ Matthew S. Crawford
Matthew S. Crawford